Exhibit 99.1

PicPay Announces Fourth Quarter and Full Year 2025 Results

PicPay doubles profit to R$ 502 million and surpasses R$ 10 billion in revenue for the full year 2025

Company begins new cycle as Nasdaq-listed firm with strong growth in credit and financial services

São Paulo, March 18, 2026 — PicPay (NASDAQ: PICS) today announced its financial results for the fourth quarter and full year 2025, which included record financial growth as the company begins its chapter as a publicly traded company. In the first year with revenue above R$ 10 billion, revenue grew 85%, and the company recorded adjusted net income of R$ 502 million, doubling the amount reported in 2024. Gross profit was R$ 3.6 billion in 2025, an increase of 29% year-on-year, while net interest income (NII) reached R$ 4.9 billion in the period, up 87% on the same basis of comparison.

In the fourth quarter, net revenue reached R$ 3 billion, an increase of 69% year-on-year, while adjusted net income totaled R$ 188.2 million, up 136%. Gross profit was R$ 1 billion in the fourth quarter, 38% higher than in the same period of the previous year, while net interest income (NII) amounted to R$ 1.4 billion in the period, 72% higher on the same basis of comparison.

Annualized adjusted ROE reached 24,4% in the fourth quarter, an increase of 5.4 percentage points year over year, and closed 2025 at 20%, up 3 percentage points.

“PicPay combines revenue growth, consistent profit generation and continuous evolution of its business model. We are starting this new phase as a listed company while maintaining the same essence that has marked our entire journey: innovation, disciplined execution and a commitment to making Brazilians’ financial lives easier,” says Eduardo Chedid.

The company also reported strong progress in its main operating metrics. PicPay reached 67 million total accounts, an increase of 11% compared to the previous year, of which 42.7 million are active. Total payment volume (TPV) reached R$ 550 billion in 2025, up 31%, while cash-in — which represents the funds that customers bring into the ecosystem — totaled R$ 483.4 billion, an increase of 29%.

The digital wallet remains the main engine of acquisition, engagement and data generation for the company’s business model. The financial services cross-sell strategy within the customer base continues to drive revenue growth and increase our customers’ credit share of wallet.

Average revenue per active customer (ARPAC) reached R$ 71 in the fourth quarter, up 52%, remaining more than three times higher than the cost to serve, which stood at R$ 20, underscoring the operational efficiency of the business model.

“The numbers reflect the strength of our strategy, which combines a highly engaged customer base, an increasingly comprehensive portfolio of financial products and an operational discipline that allows us to grow profitably,” says André Cazotto, PicPay’s Strategy, M&A and Investor Relations Executive.

Credit and financial services driving growth

Credit remained one of PicPay’s main growth engines in 2025. The total credit portfolio reached R$ 24.1 billion at year-end, an increase of 128% year-on-year.

Today, credit accounts for 52% of the company’s total revenue, with 33% coming from unsecured products, such as personal loans, credit cards and BNPL, and 19% from secured products, including public and private payroll loans, FGTS advances and secured cards.

The company’s strategy prioritizes a balanced mix between secured and unsecured credit, with progressive limit increases based on customers’ financial behavior and intensive use of data from the digital wallet and Open Finance to enhance underwriting.

Another highlight of the year was the expansion of the insurance operation. The company ended 2025 with 9 million active policies, an increase of 76% year-on-year, positioning itself among the largest digital insurance distributors in the country and consolidating this segment as a new and relevant monetization avenue within the ecosystem.

Ecosystem expansion and new products

Throughout 2025, PicPay advanced across new product and innovation fronts. In Consumer Banking, the company strengthened its high-income offering with the soft launch of Epic, a product suite designed for affluent clients, including a premium card, investments, subscriptions and additional benefits.

This was complemented by the rollout of card and investment aggregators, which consolidate card spend, statement limits and investments from multiple financial institutions into a single hub within the app. Each aggregator deepens engagement, generates proprietary data on customer behavior and creates natural cross-sell opportunities.

In the SMB segment, the integration of personal and business accounts in a single app — combined with solutions such as Tap on Phone — has been driving an average of 60 thousand new accounts opened per month.

The ecosystem also began to incorporate new experiences that go beyond the core banking offering, including delivery services in partnership with Rappi, as well as a travel hub with CVC and experiences such as movie tickets and restaurant reservations, expanding the possibilities within the app.

The company is also expanding its artificial intelligence initiatives. Today, 100% of customer service chat interactions begin with AI, contributing to improved resolution rates, while the assistant integrated into WhatsApp is already used for Pix payments, bill payments and due date reminders. Internally, the proprietary HubAI platform is used by more than four thousand employees, with agents supporting day-to-day activities in technology, marketing and operations.

About PicPay

PicPay is one of the largest digital banks in Brazil by number of customers. The company operates a two-sided ecosystem creating a bridge between both consumers and businesses. PicPay offers a broad array of financial products and services such as digital wallet, credit cards, loans, investments, and insurance to consumers and businesses. For more information, please visit: https://investor.picpay.com/.

Contacts

Investors

IR@PicPay.com

Media

Buchanan-PicPay@bursonbuchanan.com